APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

Deep Cuts, LLC
Balance Sheet - unaudited
For the period ended 9/17/2019

	Current Period
	17-Sep-19
ASSETS	
Current Assets:	
Cash	$ -
Accounts Receivables	-
Inventory	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Opening Retained Earnings	-
Dividends Paid/Owner's Draw	-
Net Income (Loss)	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -

I, Ian McGregor, certify that:

(1) The financial statements of Deep Cuts, LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of Deep Cuts, LLC have not been included in this Form as Deep Cuts, LLC was formed on 9/12/19 and has not filed a tax return to date.

Signature: DocuSigned by: Ian McGregor CAC41570B81E41E...

Name: Ian McGregor
Title: Co-Founder